UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Zero Cheating Inc

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> November 22, 0222

Physical address of issuer
3200 N. Federal Hwy, #206-18, Boca Raton , FL 33431

Website of issuer
https://zerocheating.com/index.html

Name of co-issuer
Zero Cheating II, as series of Wefunder SPV, LLC

Legal status of co-issuer

> ***Form***
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 10, 2023

Physical address of co-issuer
4104 24th St. , PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$308,133.37	$3,550.00
Cash & Cash Equivalents	$172,523.93	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,636.00	$0.00
Long-term Debt	$306,497.37	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$396,283.64	$65,274.00
Taxes Paid	$600.00	$0.00
Net Income	-$396,283.64	-$65,274.00

April 29, 2024

FORM C-AR

Zero Cheating Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Zero Cheating Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://zerocheating.com/index.html no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Zero Cheating Inc (the "Company") is a Delaware Corporation, formed on November 22, 0222.

The Company is located at 3200 N. Federal Hwy, #206-18, Boca Raton , FL 33431.

The Company's website is https://zerocheating.com/index.html.

The information available on or through our website is not a part of this Form C-AR.

Zero Cheating II, as series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on January 10, 2023. The Co-Issuer is currently also conducting business under the name of Zero Cheating II.

The Co-Issuer is located at 4104 24th St. , PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Zero Cheating provides patent-pending solution to stop all cheating in online exams. (Patents to be owned by the Company). The founder chose to build this platform because he is passionate about education. He discovered that over 50% of students in some classes were cheating by sharing exam photos despite proctoring.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is an early-stage company.
Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel. and rely upon acceptance and growth in our targeted markets.

We have limited proof of the business model.
Zero Cheating is a hardware and software solution to the epidemic of student cheating on standardized tests. Zero Cheating provides an online proctoring service through both patent pending technology and software to help solve cheating, privacy, and discrimination on exams. Potential clients have many other such services that take different approaches to preventing or catching student cheating including the use of artificial intelligence. There is no certainty of the number or persistence of clients interested in buying the toolset the Company sells.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. The Company might need to reduce sales and marketing, technical, or other expenses. Were recurring revenue to decrease further cuts would be needed and hurt the Company's ability to meet its goals.
Even if the Company raises the entire round successfully, we may need to raise more capital in the future to continue. Even if we do make successful offers in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

We have minimal operating capital. Even if we raise $1.235M in this offering for the foreseeable future we will be dependent on our ability to finance our operations from the sale of additional equity or other financing alternatives.
Startups often depend on raising several rounds of additional capital until they

are profitable. There can be no assurance that we will able to successfully raise operating capital. The failure to raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our investors. We have no significant assets or financial resources other than described herein so the failure to raise significant operating capital could put your investment dollars at significant risk.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal, or operational consequences.
Zero Cheating's user privacy has never been compromised to date due to a focus on encryption and security. But 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which parallel increase in risk.

Increased IT security threats and more sophisticated cyber-crime pose a potential risk to the security of our IT security systems, networks and services as well as
the confidentiality, availability, and integrity of our data. If the IT systems, networks, or services providers we rely on fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events to power outages to security breaches and our business continuity plans do not effectively address these failures on a timely basis we may suffer interruptions in our ability to manage operations, reputational, competitive, and or business harm which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, employees, clients, suppliers or consumers. In any of these events we could also be required to spend significant financial and other resources to remedy the damage caused by the security breach or to repair or replace IT network systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

The Company's revenue model may be impaired or change.
The Company's success depends mainly on its ability to receive revenue as earnings from sales to educational institutions. The Company may generate but retain some or all of the earnings for growth and development of our business and accordingly not make distributions to SAFE holders or shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

The Company has made certain assumptions about the education testing marketplace to create financial projections for the business.
There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently

researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features.

functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions. partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories. more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality, These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company services a niche potential client base in a highly competitive environment.

Zero Cheating seeks to become the preferred for all academic institutions, testing centers and corporate learning and development centers around the globe. However, our market is highly competitive, and our competitors offer different technology solutions our potential clients may prefer. It may take longer than excepted to gain a foothold in this market and it may never happen to the satisfaction of our officers, directors, or investors.

The Company is very dependent on its founder.

If anything catastrophic were to happen to the Company's founder Neil Parsont, the future of the Company may be compromised. The Company does not currently carry key-person life insurance, however, the Company plans to secure key-person life insurance when deemed financially prudent. The Company's founder and other key personnel have income streams and professional responsibilities. This could negatively affect Company growth. Also, the Company's future success may depend on the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect our business, financial condition, and operating results.

Zero Cheating's founder Neil Parsont controls 100% of the voting shares.

As the majority holder of Common Stock, Mr. Parsont effectively controls the corporation. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Mr. Parsont's voting power through his ownership of Common Stock could discourage or preclude others from initiating potential mergers, takeovers, or other change of control transactions.

We rely heavily on technology and intellectual property, but we may be unable to adequately or cost effectively protect or enforce our intellectual property rights thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and technology we rely on a combination of trademark and copyright laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary or otherwise violate or infringe our intellectual property rights. In addition, it is possible others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time consuming and costly. And the steps taken by us may not prevent misappropriation of our assets or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective and unauthorized parties may copy aspects of our products or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change, Litigation can be time consuming and expensive and the outcome difficult to predict.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming.

Due to the complexity of our technology and the uncertainty of intellectual property litigation our management and key personnel could be diverted from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Series Preferred Stock or until there is a change of control or sale of substantially all of the Company's assets. Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company.

Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion. The Company may never convert the Securities into CFShadow Series Preferred Stock (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Series Preferred Stock; upon the conversion of the SAFE into CF Shadow Series Preferred Stock (which cannot be guaranteed), holders of CF Shadow Series Preferred Stock will be required to enter into a proxy.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Preferred Stock (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Series Preferred Stockholders will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Series Preferred Stock holders are required to enter into a proxy agreement allowing the Designated Lead Investor as defined in the SAFE Subscription Agreement and the Special Purpose Vehicle to vote their shares. For example, if the Securities are converted upon a round offering Serles A Preferred Stock, the Series A-CF Shadow Series Security holders will be required to enter into a proxy that allows the Designated Lead Investor to vote their shares per the Special Purpose Vehicle contract. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information - there are certain methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual. statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances. such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution event or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Securities which have not been converted will be entitled to distributions as described in the SAFE Agreement. This means that Purchasers may be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Series Preferred Stock, the Purchasers will have the same right and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of the SAFE nor holder of CF Shadow Series Preferred Stock can be guaranteed a return in the event of a dissolution or bankruptcy.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock. Although the SAFE contains a mechanism whereby SAFE holders would receive dividends, this provision in no way obligates the Company to pay dividends in the future under any circumstances.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition. there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

While the SAFE Agreement provides for mechanisms whereby a SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the SAFE Agreement, holders of the SAFE may be entitled to return of their principal amount. Despite the contractual provisions in the SAFE Agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In the event which the company would be subject to the requirements of Section 12(9) within 6 months, they may choose to repurchase the securities from investors.

Depending on which amount is greater. this repurchase may be at the investors purchase price, or the fair market value. Please see Section l(d) of the SAFE attached to this Form C for additional information regarding the possibility of repurchases. In the event, which the company chooses to repurchase securities, investors may be forced to liquidate their investments prior to when they would otherwise choose, possibly resulting in the loss of future capital gains relating to the securities which are being repurchased by the Company.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.

The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.

The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.
The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.
The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have

waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Zero Cheating provides patent-pending solution to stop all cheating in online exams. (Patents to be owned by the Company). The founder chose to build this platform because he is passionate about education. He discovered that over 50% of students in some classes were cheating by sharing exam photos despite proctoring.

Business Plan - The Company

Zero Cheating seeks to become the preferred proctoring partner for all academic institutions, testing centers, and corporate learning & development facilities around the globe. -Prevent & Stop Conventional Cheating: • Wide angle webcam shows students entire body so can't use phone off camera • Avoids use of intrusive Al monitoring to prevent cheating • 360-degree motion sensor detects another person in the room -Reduce Privacy & Discrimination Issues: • Room scan is not necessary because of motion sensor • Background filter protects students home privacy • Mobile app for location and biometric identity verification • Less reliance on Al reduces inherent technology bias & discrimination • Object detection

Business Plan - The Co-Issuer

Zero Cheating II, as series of Wefunder SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

☐ Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
☐ Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
☐ Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;

- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Provides patent-pending solution to stop all cheating in online exams	Software	Online exam rooms in the US

10% of the funds from the crowdfunding campaign were intended for research and development for hardware, website, software, and mobile applications.

Competition

The Company's primary competitors are Respondus and ProctorU.

Experienced team with over 40 years combined business experience, $50,000 Endorsing Investment by a Yale Professor. Dr. Andrew Campbell, Sustainable competitive advantage (Non-Provisional Utility Patent Filed), The Tech Company decided to invest over $100k of development services for equity instead of billing, Increased the value of educational degrees.

Supply Chain and Customer Base

The Company's customers are college or university students in the US, firms yielding $1M in revenue with 20+ employees, and college and university students in India, Indonesia, and China.

16

We are currently in preliminary negotiations with over 45 universities regarding using Zero Cheating as their proctoring service provider and reaching out to more on a regular basis.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
Pending		The company has filed 3 patent applications. Filed non-provisional utility patent-pending			USA

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3200 N. Federal Hwy, #206-18, Boca Raton , FL 33431

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Neil Parsont

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and President- Inception to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Entrepreneur, Cram Tutoring, 2022 CEO and President, Zreo Cheating, Inception to Present

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Neil Parsont

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and President- Inception to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Entrepreneur, Cram Tutoring, 2022 CEO and President, Zreo Cheating, Inception to Present

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Restricted Common Stock
Amount outstanding	0
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	8,000,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
		$68,744.00	General Operations	November 1, 2022	Section 4(a)(2)
Common Stock		$80.00	General Operations	November 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$716,800.00	Software and prototype development, contingency capital, wefunder fees	January 11, 2023	Regulation CF

Ownership of the Company

The company is owned by Neil Parsont.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Neil Parsont	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Our company was organized in November 2022 and has limited operations upon which prospective investors may base an evaluation of its performance. Revenues & Gross Margin. For the period ended December 30, 2022. the Company had revenues of $0. Assets. As of December 30, 2022, the Company had total assets of $3,550. including $0 in cash. Net Loss. The Company has had a net loss of $65,274 for the period ending December 30, 2022. Liabilities. The Company's liabilities totaled $0 as of December 30, 2022. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Our revenue is dependent on client acquisition.

Over the next 12 months, our management team is poised to enhance profitability, focusing on expanding sales through a series of deliberate actions. Key among these is the recruitment of a team of commission-only sales representatives. These professionals, hailing from higher education and related business sectors, possess extensive networks and are adept at generating sales through warm introductions and advocacy. Many also have the potential to implement Zero Cheating Solutions directly within their current roles, providing a unique advantage. At the heart of our strategy lies our paper software, celebrated for its exceptional profit margin of nearly 100% and negligible maintenance costs. Its straightforward deployment positions it as an appealing choice for educational institutions in search of plug-and-play solutions. By tapping into consultant referrals and leveraging the successes of our pilot clients, we aim to forge new alliances and expand our client base. Simultaneously, we are on course to refine our exam software, scouting for institutions eager to test this pioneering solution. This effort will not only diversify our offerings but also significantly broaden our market reach. A disciplined approach to cost management is integral to our profitability strategy. We are committed to sustaining lean operations, with new hires brought on strictly on a commission basis. The CEO meticulously reviews all new expenses to confirm their necessity or potential to drive revenue. A pivotal element of our strategy is to amplify our brand's online presence and authority. We plan to refresh our website with compelling case studies, testimonials, and use cases that underscore our effectiveness and reliability. These enhancements are designed to solidify our reputation and illustrate the tangible benefits of our services. Furthermore, the CEO will take a hands-on role in direct marketing initiatives, especially at trade shows and events, underscoring our leadership's dedication to boosting sales through cost-effective means. Collectively, these measures form a cohesive and synergistic strategy aimed at bolstering our credibility and brand identity, thereby driving profitable sales. By collaborating with industry experts and spotlighting success stories on our website, Zero Cheating is set to distinguish itself as a trusted guardian of academic integrity. This strategic positioning is expected to significantly uplift our profitability in the forthcoming year.

Liquidity and Capital Resources

On November 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $68,744.00.

On November 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $80.00.

On January 11, 2023 the Company conducted an offering pursuant to Regulation CF and raised $716,800.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Neil Parsont
Relationship to the Company	President
Total amount of money involved	$68,744.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	
Description of the transaction	Founder contribution on 11/21/22

Company Securities

Related Person/Entity	Neil Parsont
Relationship to the Company	President
Total amount of money involved	$80.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	
Description of the transaction	Priced Round on 11/21/22

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Neil Parsont
(Signature)

Neil Parsont
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Neil Parsont
_____
(Signature)

Neil Parsont
(Name)

CEO and President
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

11:50 PM
04/23/24
Accrual Basis

Zerocheating, Inc.
Balance Sheet
As of December 31, 2023

		Dec 31, 23
ASSETS		
Current Assets		
Checking/Savings		
Operating Account		132,523.93
Total Checking/Savings		132,523.93
Other Current Assets		
Merger Deposit		40,000.00
Total Other Current Assets		40,000.00
Total Current Assets		172,523.93
Other Assets		
Software Development		
Exam Proctoring	91,475.84	
Paper Monitoring	44,133.60	
Total Software Development		135,609.44
Total Other Assets		135,609.44
TOTAL ASSETS		**308,133.37**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Payroll Liabilities		
Federal Withholding Payable	787.00	
Futa Payable	84.00	
Medicare Payable	145.00	
Social Security Payable	620.00	
Total Payroll Liabilities		1,636.00
Total Other Current Liabilities		1,636.00
Total Current Liabilities		1,636.00
Total Liabilities		1,636.00
Equity		
Common Stock-8MM Shares		80.00
Contributed Capital (SAFE)		702,701.01
Net Income		-396,283.64
Total Equity		306,497.37
TOTAL LIABILITIES & EQUITY		**308,133.37**

11:54 AM

04/20/24

Accrual Basis

Zerocheating, Inc.
Profit & Loss
January through December 2023

		Jan - Dec 23
Ordinary Income/Expense		
Expense		
Advertising & Marketing		7,930.02
Bank Service Charges		108.75
Business Plan Expense		27,300.00
Computer & Internet		3,230.87
Contract Labor		4,114.50
Dues & Subscriptions		159.70
Event Registration Fees		900.00
Meals		2,322.34
Office Expenses		4,327.87
Officer Compensation		120,000.00
Payroll Expenses		
Futa Expense	84.00	
Medicare Expense	3,662.76	
Social Security Expense	15,661.46	
Suta Expense	378.00	
Payroll Expenses - Other	0.00	
Total Payroll Expenses		19,786.22
Professional Services		
Accounting & Tax Preparation	1,630.00	
Legal	65,018.92	
Total Professional Services		66,648.92
Rent		3,522.47
Salaries and Wages		132,604.23
Taxes & Licenses		600.00
Travel		
Airfare	1,704.00	
Total Travel		1,704.00
Website Expenses		1,023.75
Total Expense		396,283.64
Net Ordinary Income		-396,283.64
Net Income		**-396,283.64**

REVIEWED   FINANCIAL   STATEMENTS

ZeroCheating, Inc.
For the Period Ended November 30, 2022
With Independent Accountant's Review Report

ZeroCheating, Inc.

Financial Statements

Period Ended November 30, 2022

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
ZeroCheating, Inc.
Boca Raton, Florida

I have reviewed the accompanying financial statements of ZeroCheating, Inc., which comprises of the balance sheet as of November 30, 2022, and the related statements of income, changes in stockholders' equity, and cash flows from November 22, 2022 ("inception") to November 30, 2022 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

We are required to be independent of ZeroCheating, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
December 2, 2022

ZeroCheating, Inc.

Balance Sheet

	November 30, 2022
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ -
Total current assets	-
Patent *(note 2)*	3,550
Deferred tax asset *(note 1)*	-
Total assets	$ 3,550
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Commitment and Contingencies *(note 3)*	
Stockholders' equity:	
Class A Common stock, $.00001 par value, 10,000,000 shares authorized, 8,000,000 issued and outstanding *(note 2)*	80
Paid-in capital	68,744
Retained deficit	(65,274)
Total stockholders' equity	3,550
Total liabilities and stockholders' equity	$ 3,550

See Independent Accountant's Review Report.

ZeroCheating, Inc.
Statement of Operations

	Period from November 22, 2022 (Inception) to November 30, 2022
Revenue	$ -
Expenses:	
Finance facilitation fee	6,000
Marketing	-
Legal expenses	6,000
Research and development *(note 1)*	53,274
Total operating expenses	65,274
Net loss	$ (65,274)

ZeroCheating, Inc.
Statement of Changes in Stockholders' Equity

	Common Stock shares - $.00001	Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at November 22, 2022 (date of inception)	$ -	$ -	$ -	$ -
Common stock issued	80	68,744	-	68,824
Net Loss	-		(65,274)	(65,274)
Balance at November 30, 2022	$ 80	$ 68,744	$ (65,274)	$ 3,550

See Independent Accountant's Review Report.

ZeroCheating, Inc.

Statement of Cash Flows

	Period from November 22, 2022 (Inception) to November 30, 2022
Operating activities	
Net loss	$ (65,274)
Increase in trade payable	-
Net cash used in operating activities	(65,274)
Investing activities	
Patent	(3,550)
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	68,824
Net cash provided by financing activities	68,824
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See Independent Accountant's Review Report.

ZeroCheating, Inc.
Notes to Financial Statements
November 30, 2022

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

ZeroCheating, Inc., a development stage entity, was formed on November 22, 2022 ("Inception") in the State of Delaware. The financial statements of ZeroCheating, Inc. (which may be referred to as the "Company", "Grow Space", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

ZeroCheating is a fully automated exam proctoring service that ensures academic honorability with online exam taking. The company's proctoring service focuses on exams at numerous institutions including education, professional associations/certifications, and government related entities. The simple nature of the technology and services allows for wide scale distribution at both a national and international level. The service makes online exams more practical, fair, and secure. The current solutions have discrimination/privacy issues and fail to stop cheating. ZeroCheating is a more effective solution in both areas. First, the company uses a patent-pending camera with a wide-angle lens and 360-degree motion sensor. The wide-angle lens prevents the test taker from using their phone off-camera and the motion sensor detects anyone else in the room. Second, the software includes multiple identity verification methods including facial recognition, retina scanning, fingerprint, and voice recognition. Thus, the person's identity is easier to verify and less likely to have discrimination issues.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: delayed development of camera prototype, delayed software development, positioning the company brand to differentiate its uniqueness compared to existing competition, risk of reputation loss due to technology issues, prospective clients being in long-term contracts, and customers may take long time to sign and implement.

In addition, more established companies that currently have products on the market and/or in development may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. Our patent may not be granted or could be unenforceable or ineffective. These adverse conditions could affect the Company's financial condition and the results of its operations.

See Independent Accountant's Review Report.

During the next 12 months, the Company intends to operate (develop camera prototype and software, testing of the software, legal, payroll and website development) largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, the Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 606. Revenues are recognized when services are provided to the customers, in an amount that is expected in exchange for those services. The Company recognizes revenue when all the following criteria are met:

- There is persuasive evidence of an agreement
- Service have been delivered
- The fee is fixed and determinable
- Collectability is probable, and customer creditworthiness has been verified and approved with payment expected within normal payment terms.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report.

8

Deferred Tax Asset

The Company is taxed as Corporation and files income tax returns in the U.S federal jurisdiction and Delaware State Jurisdiction. The tax benefit asset for federal and state taxes is $13,707 and $5,679, respectively, that may be used to offset future taxable income. Federal net operating Losses (NOLs) carryforwards under Tax Cut and Jobs Act do not expire while state NOLs expires in twenty years. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

Research and development

We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

2. Patent

Zero Cheating, Inc. has filed three (3) Patent Applications to protect various concepts for proctoring testing. The technology developed by Zero Cheating, Inc. will significantly reduce or eliminate cheating while enabling administration of tests at any of a variety of locations, including in-person testing and remote testing. Zero Cheating, Inc. will continue to diligently protect their intellectual property as new innovations are conceived.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

> Each share of Common Stock is entitled to one vote. 100% of the issued shares are owned by the founder.

In addition, options for 2 million shares at a strike price of 0.00001 cents per share are issued as of November 30, 2022, details are as follow:
Company and Purchaser acknowledge that Purchaser may have developed intellectual property, acquired assets or otherwise engaged in work on behalf of or for the benefit of the Company or related to the Business. the Purchaser shall have executed and delivered to the Company a Confidential Information and Invention Assignment Agreement and contribution of Assigned Assets to the Company under this

See Independent Accountant's Review Report.

Agreement, the Company will issue and sell to Purchaser, and Purchaser agrees to purchase from the Company, 1,000,000 shares of the Company's restricted Common Stock (the "Shares"), at a purchase price under this Agreement of $0.00001 per share, in consideration for Purchaser's payment of $10.00 (the "Aggregate Purchase Price"). Assigned Assets, collectively refer to the Technology, Derivatives, Intellectual Property Rights, Embodiments and business and marketing plans and records, worldwide marketing rights, customer and supplier lists and records, financial projections, price lists, mailing lists, and other confidential or proprietary information relating to the Technology or Derivative, authored, conceived, developed or designed by Purchaser, related to the Business, and not otherwise already owned by the Company.

For Sarit Levy, as of the November 22, 2022, 27,778 Shares shall vest in equal monthly installments on the last day of each calendar month for 35 months. For so long as the Purchaser continues to provide services to the Company, as either a consultant or employee, on the last day of the 36th month, the remaining 27,770 Shares shall vest. Unless otherwise set forth below, all unvested Shares shall be automatically repurchased by the Company for a repurchase price of $0.00001 per share when Purchaser ceases to provide services to the Company, as either a consultant or employee.

For Matthew Bordy, upon the first anniversary of November 22, 2022, 333,333 of the Shares shall be deemed vested. For so long as the Provider continues to provide services to the Company, as either a consultant or employee, 29,985 of the Shares shall vest on the last day of each calendar month for 23 months beginning on December 22, 2023 and ending December 22, 2025. For so long as the Provider continues to provide services to the Company, as either a consultant or employee, any remaining unvested Shares shall vest on the 3rd anniversary of the Effective Date. Unless otherwise set forth below, all unvested Shares shall be automatically repurchased by the Company for a repurchase price of $0.00001 per share when Provider ceases to provide services to the Company, as either a consultant or employee.

4. Commitments and Contingencies

As of the date of issuance of financials December 2, 2022, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through December 2, 2022, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.